BAYTEX CONFERENCE CALL AND WEBCAST ON FIRST QUARTER 2026
RESULTS TO BE HELD ON MAY 8, 2026

CALGARY, ALBERTA (April 30, 2026) - Baytex Energy Corp. (TSX: BTE) (NYSE: BTE) will release its first quarter 2026 financial and operating results after the close of markets on Thursday May 7, 2026. A conference call and webcast will be held on Friday May 8, 2026 to discuss the results:

Date:	Friday May 8, 2026

Time:	9:00 a.m. MDT (11:00 a.m. EDT)

Registration:	For Express Access and Calendar booking, visit our website to register at:
https://www.baytexenergy.com/investors/events-presentations

Dial-in:	If you prefer to speak with an operator, dial:
1-647-846-2449 (International)
1-833-821-2925 (North America Toll-Free)

Webcast Link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=UzvM4PYX

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com.

Baytex Energy Corp. is a Calgary-based energy company committed to driving shareholder value through disciplined execution. It operates a high-quality, high-return portfolio in the Western Canadian Sedimentary Basin, featuring the Pembina Duvernay and heavy oil plays in Alberta and Saskatchewan. These core assets are backed by an extensive drilling inventory and consistently generate strong cash flow. Baytex's common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com